

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 9, 2017

Mark H. Collin
Chief Financial Officer
Unitil Corporation
6 Liberty Lane West
Hampton, New Hampshire 03842-1720

> **Re:** **Unitil Corporation**
> **Registration Statement on Form S-3**
> **Filed November 3, 2017**
> **File No. 333-221333**

Dear Mr. Collin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products